

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

December 31, 2002

1   Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02

Notice

This Supplemental Operating and Financial Data may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect management's current views with respect to future events and financial performance relating to our re-merchandising strategy, the renewal and re-tenanting of space, tenant sales and sales trends, interest rates, funds from operations, the development of new centers, the opening of ongoing expansions, coverage of the current dividend and the impact of sales of land parcels. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected due to various factors including, but not limited to, the risks associated with general economic and local real estate conditions, the availability and cost of capital, our ability to lease our properties, our inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, and competition. For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and December 31, 2002 (when available).

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02



Table of Contents

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02



Quarterly Highlights from Press Release dated February 26, 2003

Greensboro, NC, February 26, 2003, Tanger Factory Outlet Centers, Inc. (NYSE:SKT) today reported funds from operations (FFO) for the year ended December 31, 2002 of $41.7 million, or $3.40 per share, as compared to FFO of $37.8 million, or $3.23 per share for 2001, representing a 5.3% per share increase. FFO for the fourth quarter of 2002 was $13.1 million, or $1.01 per share, as compared to FFO of $11.5 million, or $0.98 per share for the fourth quarter of 2001, representing a 3.1% per share increase. Net income for the year ended December 31, 2002 was $11.0 million, or $1.08 per share, as compared to $7.1 million, or $0.67 per share, for 2001, representing a 61.2% per share increase. Net income for the fourth quarter of 2002 was $5.2 million, or $0.51 per share, as compared to $3.1 million, or $0.34 per share, for the fourth quarter of 2001, representing a 50.0% per share increase. All FFO and net income per share amounts are on a diluted basis. A reconciliation of net income to FFO is presented on the supplemental information page of this press release.

Tanger achieved the following results for the year ended December 31, 2002:

* 98% year-end portfolio occupancy rate (a 200 basis point increase over 2001)

* 280 leases signed, totaling over one million square feet, achieving an 87.6 % renewal rate and a 1.7% increase in base rent, on a cash basis, for re-tenanted and renewed space

* Average initial base rent for new stores opened during 2002 was $16.54, an increase of $1.47 or 9.8% over the tenants who closed during 2002

* $1.5 billion in total tenant sales, equating to $294 per sq. ft. and a 1.4% increase on a same-space basis

* Occupancy cost per square foot remained at an industry-leading low 7.2%

* $42.2 million in 100% leased, quality factory outlet shopping center acquisitions

* Completed 260,000 square foot factory outlet development in Myrtle Beach (opened 100% leased)

* $21.6 million in non-core property dispositions

* 1.0 million common shares issued in September 2002, generating approximately $28 million in net proceeds

* Lowered debt level by $13.2 million and lowered weighted average borrowing cost by 70 basis points

* Additional equity and lower debt significantly improved coverage ratios

* $2.45 per share in common dividends paid (the 9th consecutive year of increased dividends)

* 72.0% FFO pay out ratio provides adequate coverage of the dividend

* 62.9% total return to shareholders (highest among all REITs included in the RMS Index)

Stanley K. Tanger, Chairman of the Board and Chief Executive Officer, stated, "In 2002 we achieved a number of important milestones for the company. Through our disciplined investment activity, we continued to strategically expand our portfolio and further our national platform. Additionally, we continued to generate solid results with our core portfolio, achieving one of our highest occupancy rates on record, while maintaining high tenant sales per square foot and our renowned low tenant occupancy cost. We also enhanced our franchise name within the outlet industry by rolling out a number of innovative marketing initiatives throughout the year." Mr. Tanger continued, "The fundamentals of the outlet industry today are sound. Total tenant sales continue to increase each year and the supply/demand characteristics remain in balance. Looking ahead, with our strong operating platform and portfolio, we are well-positioned for continued growth in 2003 and beyond."

National Platform Continues to Drive Solid Operating Results and Higher Same-Space Sales

As of December 31, 2002, Tanger's portfolio totaled 34 factory outlet shopping centers diversified across 21 states, totaling 6.2 million square feet. The company's broad geographic representation and established brand name within the factory outlet industry continues to generate solid operating results. At December 31, 2002, the company's portfolio was 98% leased, representing a 200 basis point increase over its year-end 2001 occupancy rate of 96%. Tanger's 98% portfolio occupancy rate also represents the 22nd consecutive year since the company commenced operations in 1981 that it has achieved a year-end portfolio occupancy rate at or above 95%.

During 2002, the company executed 280 leases totaling approximately 1,048,000 square feet. The company achieved a retention rate of 87.6% with existing tenants for the year and achieved a 1.7% increase in base rental revenue per square foot, on a cash basis, for re-tenanted and renewed space. The average initial base rent for new stores opened during 2002 was $16.54, an increase of $1.47 or 9.8% over the tenants who closed. As a result, the company's average base rental income per square foot increased to $14.44 per foot as of December 31, 2002 compared to $14.33 per foot at year-end 2001. The company continues to derive its rental income from a diverse group of retailers with no single tenant representing more than 6.7% of its gross leasable area as of December 31, 2002.

During 2002, total reported sales reached a new record high for Tanger of approximately $1.5 billion. Additionally, same-space sales increased by 1.4% for the year ended December 31, 2002 and increased by 0.4% for the three months ended December 31, 2002 over the same-space sales for the comparable periods in 2001. Reported 2002 same-space sales equated to $294 per square foot, matching Tanger's 2001 per square foot record high. For the year ended December 31, 2002 reported same-store sales for tenants in operation since January 1, 2001, were down 0.8% compared to 2001. Fourth quarter 2002 reported same-store sales were down 1.9%. Average tenant occupancy costs across Tanger's portfolio remained at an industry-leading low level during 2002, averaging 7.2%, approximately in-line with the company's record 2001 low of 7.1%.

2002 Investment Activities Increase Portfolio by 13.8% & Provide Growth Opportunities

During 2002, Tanger increased its portfolio under management by approximately 749,000 square feet through a balance of development and acquisition activities.

In July 2002, Tanger celebrated the grand opening of its newly developed factory outlet shopping center in Myrtle Beach, South Carolina. The first phase of the property totals approximately 260,000 square feet and opened 100% leased. The property, which was developed and is managed and leased by Tanger, is owned through a joint venture of which Tanger owns a 50% interest. Total cost for the first phase were $34.6 million, of which Tanger's capital investment totaled $4.3 million and is currently yielding a return in excess of 20%. In November of 2002, Tanger commenced construction on a 64,000 square foot second phase, which is currently scheduled for completion in the summer of 2003. Tanger's capital investment in the second phase is expected to be approximately $1.1 million with an expected return in excess of 20%.

In September 2002, Tanger acquired a 325,000 square foot, 100% leased factory outlet shopping center located in Howell, Michigan, within the greater Detroit metropolitan region. The purchase price was $37.5 million, representing an approximate 12% capitalization rate on existing net operating income. In January 2003, Tanger acquired a 29,000 square foot, 100% leased expansion located contiguous with its existing factory outlet center in Sevierville, Tennessee. The purchase price was $4.7 million with an expected return of 10%. Tanger is also underway with the development of another 35,000 square foot expansion of the center. Tanger expects to complete the expansion during 2003 at a cost of $4 million with an expected return in excess of 13%. Upon completion of the expansion, the Sevierville center will total approximately 418,000 square feet.

In addition to its development and acquisition activity, during 2002 Tanger sold two non-core assets. In June 2002, Tanger sold a non-core single tenant, 165,000 square foot property located in Ft. Lauderdale, Florida. The property was sold for $18.2 million, representing a capitalization rate of 8.8% on existing net operating income. In November 2002, Tanger sold a 23,417 square foot, non-core property located in Bourne, Massachusetts. The property was sold for $3.4 million, representing a capitalization rate of 9.6% on existing net operating income.

2002 Financing Activities Improve Balance Sheet and Extend Debt Maturities

In September 2002, Tanger raised approximately $28 million in net equity proceeds through the sale of 1.0 million newly issued common shares. The company utilized the proceeds to fund its acquisition of the factory outlet center in Howell, Michigan. Additionally, during 2002 Tanger increased its credit line capacity to $85 million and extended its credit lines' maturities to June 2004. During the fourth quarter of 2002, Tanger repurchased $5.5 million of its outstanding 7 7/8% public senior unsecured notes that mature in October 2004. To date, during 2001 and 2002, Tanger has purchased $24.9 million of its higher coupon senior notes at par or below.

During 2002, Tanger reduced its debt outstanding, lowered its overall borrowing costs and increased its unencumbered pool of assets. As of December 31, 2002, the company had approximately $345.0 million of debt outstanding, as compared to $358.2 million outstanding at year-end 2001. Of the $345.0 million outstanding as of December 31, 2002, $296.0 million, or 85.8% of its total debt, was fixed rate, long-term debt. At December 31, 2002, Tanger had $20.5 million outstanding on its lines of credit. In total, Tanger's weighted average borrowing cost during 2002 was 8.09%, as compared to 8.79% during 2001. Additionally, as of December 31, 2002, 61% of Tanger's real estate assets were unencumbered as compared to 59% as of year-end 2001.

In 2003 Tanger Expects to Continue Growing FFO Per Share

Based on current market conditions, the strength and stability of its core portfolio and the company's development and acquisition pipeline, Tanger currently believes its FFO for 2003 will be between $3.43 and $3.51 per share. Due to the seasonal nature of the factory outlet industry, which typically experiences a greater demand for space from seasonal tenants in the second half of each year and high volume tenants that pay rent based on a percentage of their monthly sales, which are higher during the later months of the year, Tanger currently expects 2003 FFO to range between $.77 and $.79 per share for the first quarter, $.81 to $.83 per share for the second quarter, $.87 to $.89 per share for the third quarter and $.98 to $1.00 per share for the fourth quarter.

Year-End Conference Call to Held on February 26, 2002 at 3:00 P.M. (EST)

Tanger will host a conference call to discuss its 2002 results for analysts, investors and other interested parties on Wednesday, February 26, 2003, at 3:00 P.M. eastern time. To access the conference call, listeners should dial 1-877-277-5113 and request to be connected to the Tanger Factory Outlet Centers Fourth Quarter and Year End Financial Results call. Alternatively, this call is being webcast by CCBN and can be accessed at Tanger Factory Outlet Centers, Inc.'s web site at www.tangeroutlet.com, and click on Corporate News.

A telephone replay of the call will be available from February 26, 2003 at 5:00 P.M eastern time through March 5, 2003 at 11:59 A.M. by dialing 1-800-642-1687, conference ID # 7978733. An online archive of the broadcast will also be available through March 5, 2003.

About Tanger Factory Outlet Centers

Tanger Factory Outlet Centers, Inc. (NYSE: SKT), a fully integrated, self-administered and self-managed publicly-traded REIT, presently has ownership interests in or management responsibilities for 34 centers in 21 states coast to coast, totaling approximately 6.2 million square feet of gross leasable area. We are filing a Form 8-K with the Securities and Exchange Commission that includes a supplemental information package for the quarter ended December 31, 2002. For more information on Tanger Outlet Centers, visit our web site at www.tangeroutlet.com.

This press release may contain forward-looking statements regarding our re-merchandising strategy, the renewal and re-tenanting of space, tenant sales and sales trends, interest rates, fund from operations, the development of new centers, the opening of ongoing expansions, coverage of the current dividend and the impact of sales of land parcels. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected due to various factors including, but not limited to, the risks associated with general economic and local real estate conditions, the availability and cost of capital, our ability to lease our properties, our inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, and competition. For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001.



Geographic Diversification

As of December 31, 2002			
State	# of Centers	GLA	% of GLA
Georgia	4	950,590	17%
New York	1	729,238	13%
Texas	2	619,426	11%
Tennessee	2	448,535	8%
Michigan	2	437,651	8%
Missouri	1	277,494	5%
Iowa	1	277,230	5%
South Carolina (1)	1	260,033	5%
Pennsylvania	1	255,059	4%
Louisiana	1	245,199	4%
Florida	1	198,789	3%
North Carolina	2	187,702	3%
Arizona	1	184,768	3%
Indiana	1	141,051	3%
Minnesota	1	134,480	2%
California	1	105,950	2%
Maine	2	84,397	1%
Alabama	1	80,775	1%
New Hampshire	2	61,745	1%
West Virginia	1	49,252	1%
Total	29	5,729,364	100%

(1) Includes one center totaling 260,033 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02



Property Summary – Occupancy

Location	Total GLA 12/31/02	% Occupied 12/31/02	% Occupied 09/30/02	% Occupied 06/30/02	% Occupied 03/31/02	% Occupied 12/31/01
Riverhead, NY	729,238	100%	99%	99%	98%	100%
San Marcos, TX	441,936	100%	98%	98%	97%	98%
Sevierville, TN	353,977	100%	100%	100%	100%	100%
Commerce II, GA	342,556	99%	96%	97%	95%	99%
Howell, MI	325,231	100%	100%	n/a	N/a	n/a
Branson, MO	277,494	99%	100%	98%	94%	100%
Williamsburg, IA	277,230	100%	99%	98%	97%	96%
Myrtle Beach, SC (1)	260,033	100%	100%	100%	N/a	n/a
Lancaster, PA	255,059	98%	96%	96%	94%	100%
Locust Grove, GA	248,854	100%	100%	98%	100%	98%
Gonzales, LA	245,199	99%	98%	96%	97%	97%
Fort Myers, FL	198,789	99%	97%	93%	96%	97%
Commerce I, GA	185,750	90%	87%	90%	84%	79%
Casa Grande, AZ	184,768	96%	90%	89%	89%	94%
Terrell, TX	177,490	100%	100%	95%	96%	94%
Dalton, GA	173,430	98%	98%	96%	90%	94%
Seymour, IN	141,051	80%	80%	76%	73%	76%
North Branch, MN	134,480	100%	100%	100%	100%	100%
West Branch, MI	112,420	100%	100%	98%	100%	95%
Barstow, CA	105,950	62%	57%	57%	59%	76%
Blowing Rock, NC	105,448	100%	100%	100%	100%	100%
Pigeon Forge, TN	94,558	97%	94%	100%	100%	96%
Nags Head, NC	82,254	100%	100%	100%	100%	100%
Boaz, AL	80,775	97%	91%	93%	93%	93%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
LL Bean, NH	50,745	100%	100%	100%	100%	100%
Martinsburg, WV	49,252	69%	51%	57%	73%	93%
Kittery II, ME	24,703	94%	94%	94%	94%	100%
Clover, NH	11,000	100%	100%	100%	100%	100%
Bourne, MA	n/a	n/a	100%	100%	100%	100%
Ft Lauderdale, FL	n/a	n/a	n/a	n/a	100%	100%
Total	**5,729,364**	**98%**	**96%**	**96%**	**95%**	**96%**



Portfolio Weighted Average Occupancy at the End of Each Period

(1) Includes one center totaling 260,033 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02



Major Tenants

Ten Largest Tenants As of December 31, 2002			
Tenant	**# of Stores**	**GLA**	**% of Total GLA**
The Gap, Inc.	37	386,111	6.7%
Phillips-Van Heusen	72	322,964	5.6%
Liz Claiborne	38	312,655	5.5%
Reebok International	26	186,561	3.3%
Dress Barn, Inc.	20	143,512	2.5%
Sara Lee Corporation	32	123,040	2.1%
Mikasa	15	120,086	2.1%
Brown Group Retail	24	118,246	2.1%
Polo Ralph Lauren	15	106,566	1.9%
VF Factory Outlet	4	105,697	1.8%
Total of All Listed Above	283	1,925,438	33.6%

(1) Includes one center totaling 260,033 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02



Lease Expirations as of December 31, 2002

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



(1) Includes one center totaling 260,033 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02



Leasing Activity

	03/31/02	06/30/02	09/30/02	12/31/02	Year to Date
Re-tenanted Space:					
Number of leases	24	10	18	10	62
Gross leasable area	93,943	37,653	59,821	37,690	229,107
New base rent per square foot	$13.93	$18.20	$16.62	$16.39	$15.74
Prior base rent per square foot	$12.75	$18.34	$16.79	$15.31	$15.14
Percent increase in rent per square foot	9.2%	(0.8%)	(1.0%)	7.1%	3.9%
Renewed Space:					
Number of leases	115	33	52	18	218
Gross leasable area	403,956	129,040	211,221	74,331	818,548
New base rent per square foot	$16.24	$18.22	$12.09	$11.07	$15.02
Prior base rent per square foot	$15.49	$17.44	$13.34	$11.24	$14.86
Percent increase in rent per square foot	4.8%	4.5%	(9.4%)	(1.5%)	1.1%
Total Re-tenanted and Renewed Space:					
Number of leases	139	43	70	28	280
Gross leasable area	497,899	166,693	271,042	112,021	1,047,655
New base rent per square foot	$15.81	$18.22	$13.09	$12.86	$15.18
Prior base rent per square foot	$14.97	$17.64	$14.08	$12.61	$14.92
Percent increase in rent per square foot	5.6%	3.3%	(7.0%)	2.0%	1.7%

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02



Consolidated Balance Sheets (dollars in thousands)

	12/31/02	09/30/02	06/30/02	03/31/02	12/31/01
Assets					
Rental Property					
Land	$51,274	$52,345	$50,176	$60,196	$60,158
Buildings	571,125	571,826	535,438	541,010	539,108
Total rental property	622,399	624,171	585,614	601,206	599,266
Accumulated depreciation	(174,199)	(168,327)	(161,612)	(155,614)	(148,950)
Total rental property – net	448,200	455,844	424,002	445,592	450,316
Cash	1,072	209	204	210	515
Deferred charges – net	10,104	10,494	10,465	11,084	11,413
Other assets	18,299	13,543	30,783	12,183	14,028
Total assets	477,675	$480,090	$465,454	$469,069	$476,272
Liabilities & Shareholders' Equity					
Liabilities					
Debt					
Senior, unsecured notes	$150,109	$155,609	$155,609	$155,609	$160,509
Mortgages payable	174,421	175,018	175,603	176,176	176,736
Lines of credit	20,475	16,269	26,625	27,786	20,950
Total debt	345,005	346,896	357,837	359,571	358,195
Construction trade payables	3,310	4,041	4,141	3,934	3,722
Accounts payable & accruals	15,095	14,743	12,943	11,278	16,478
Total liabilities	363,410	365,680	374,921	374,783	378,395
Minority interest	23,630	23,727	19,326	20,386	21,506
Shareholders' equity					
Preferred shares	1	1	1	1	1
Common shares	90	90	80	80	79
Paid in capital	161,192	160,589	138,177	137,684	136,529
Distributions in excess of net income	(70,485)	(69,672)	(66,619)	(63,370)	(59,534)
Accum. other comprehensive (loss)	(163)	(325)	(432)	(495)	(704)
Total shareholders' equity	90,635	90,683	71,207	73,900	76,371
Total liabilities & shareholders' equity	$477,675	$480,090	$465,454	$469,069	$476,272

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02



Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	12/02	09/02	06/02	03/02	12/01	12/02	12/01
Revenues							
Base rentals	$20,545	$18,724	$18,417	$18,066	$19,188	$75,755	$73,263
Percentage rentals	1,602	778	581	597	1,287	3,558	2,735
Expense reimbursements	8,618	7,375	7,297	7,260	7,497	30,550	29,498
Other income	1,116	1,044	583	564	849	3,304	2,770
Total revenues	31,881	27,921	26,878	26,487	28,821	113,167	108,266
Expenses							
Property operating	10,217	8,616	8,639	8,611	8,348	36,083	33,970
General & administrative	2,237	2,623	2,092	2,275	2,130	9,228	8,227
Interest	7,042	7,171	7,118	7,129	7,297	28,460	30,134
Depreciation & amortization	7,406	7,184	7,099	7,066	7,126	28,754	28,145
Total expenses	26,902	25,594	24,948	25,081	24,901	102,525	100,476
Income before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations and extraordinary item	4,979	2,327	1,930	1,406	3,920	10,642	7,790
Equity in earnings of unconsolidated joint ventures	142	317	(75)	8	--	392	--
Minority interest	(1,175)	(591)	(388)	(252)	(962)	(2,406)	(1,665)
Income from continuing operations	3,946	2,053	1,467	1,162	2,958	8,628	6,125
Discontinued operations (1)	1,214	255	627	283	305	2,379	1,231
Income before extraordinary item	5,160	2,308	2,094	1,445	3,263	11,007	7,356
Extraordinary item – loss on early extinguishments of debt	--	--	--	--	(114)	--	(244)
Net income	5,160	2,308	2,094	1,445	3,149	11,007	7,112
Less applicable preferred share dividends	(442)	(443)	(442)	(444)	(443)	(1,771)	(1,771)
Net income available to common shareholders	$4,718	$1,865	$1,652	$1,001	$2,706	$9,236	$5,341
Basic earnings per common share:							
Income from continuing operations	$.39	$.19	$.13	$.09	$.32	$.82	$.55
Net income	$.52	$.22	$.21	$.13	$.34	$1.11	$.67
Diluted earnings per common share:							
Income from continuing operations	$.38	$.19	$.12	$.09	$.32	$.80	$.55
Net income	$.51	$.22	$.20	$.12	$.34	$1.08	$.67
Weighted average common shares:							
Basic	9,047	8,269	8,015	7,948	7,930	8,322	7,926
Diluted	9,279	8,490	8,229	8,028	7,946	8,514	7,948

(1) In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for property disposed of during the year have been reported above as discontinued operations for both the current and prior periods presented. Includes gains on the sale of two previously leased outparcels of land of $318 for the three months ended and $561 for the year ended December 31, 2002 and gains on the sale of two real estate properties of $1,242 for the three months ended and $1,702 for the year ended December 31, 2002.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02



FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	12/02	09/02	06/02	03/02	12/01	12/02	12/01
Funds from operations:							
Net income	$5,160	$2,308	$2,094	$1,445	$3,149	$11,007	$7,112
Adjusted for -							
Extraordinary item	--	--		--	114	--	244
Minority interest	1,175	591	388	252	962	2,406	1,665
Minority interest, depreciation and amortization in discontinued operations	417	110	336	237	224	1,102	898
Depreciation and amortization uniquely significant to real estate - wholly owned	7,336	7,107	7,025	6,993	7,054	28,460	27,849
Depreciation and amortization uniquely significant to real estate – joint ventures	255	168	--	--	--	422	--
Gain on sale of real estate	(1,242)	--	(460)	--	--	(1,702)	--
Funds from operations	$13,101	$10,284	$9,383	$8,927	$11,503	$41,695	$37,768
Funds from operations per share	$1.01	$.84	$.78	$.76	$.98	$3.40	$3.23
Funds available for distribution:							
Funds from operations	$13,101	$10,284	$9,383	$8,927	$11,503	$41,695	$37,768
Plus -							
Corporate depreciation excluded above	71	77	75	73	72	295	296
Amortization of finance costs	312	313	289	303	330	1,217	1,660
Straight line rent adjustment	55	91	60	41	73	248	342
Less -							
2nd generation tenant allowances	(455)	(136)	(429)	(1,206)	(1,337)	(2,226)	(6,005)
Capital improvements	(737)	(899)	(578)	(370)	(803)	(2,584)	(3,401)
Funds available for distribution	$12,347	$9,730	$8,800	$7,768	$9,838	$38,645	$30,660
Funds available for distribution per share	$.95	$.79	$.73	$.66	$.84	$3.15	$2.62
Dividends paid per share	$.6125	$.6125	$.6125	$.61	$.61	$2.4475	$2.4375
FFO payout ratio	61%	73%	79%	80%	62%	72%	75%
FAD payout ratio	64%	78%	84%	92%	73%	78%	93%
Diluted weighted average common shares	13,035	12,245	11,984	11,787	11,705	12,271	11,707

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02



Per Weighted Average Gross Leasable Area (GLA) Analysis

	Three Months Ended					YTD	
	12/02	09/02	06/02	03/02	12/01	12/02	12/01
GLA open at end of period -							
Wholly owned (000's)	5,469	5,493	5,167	5,332	5,332	5,469	5,332
Partially owned (000's) (1)	260	260	260	--	--	260	--
Managed properties (000's)	457	434	105	105	105	457	105
Total GLA open at end of period	6,186	6,187	5,532	5,437	5,437	6,186	5,437
Weighted average GLA (000's) (2)	5,469	5,222	5,144	5,144	5,142	5,245	5,111
End of period occupancy (1)	98%	96%	96%	95%	96%	98%	96%
PER SQUARE FOOT							
Revenues							
Base rentals	$3.76	$3.59	$3.58	$3.51	$3.73	$14.44	$14.33
Percentage rentals	.29	.15	.11	.12	.25	.68	.54
Expense reimbursements	1.58	1.41	1.42	1.41	1.46	5.82	5.77
Other income	.20	.20	.11	.11	.17	.63	.54
Total revenues	5.83	5.35	5.22	5.15	5.61	21.57	21.18
Expenses							
Property operating	1.87	1.65	1.68	1.67	1.62	6.88	6.65
General & administrative	.41	.50	.41	.44	.41	1.76	1.61
Interest	1.29	1.37	1.38	1.39	1.42	5.43	5.90
Depreciation & amortization	1.35	1.38	1.38	1.38	1.39	5.48	5.51
Total expenses	4.92	4.90	4.85	4.88	4.84	19.55	19.67
Income before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations and extraordinary item	$.91	$.45	$.37	$.27	$.77	$2.02	$1.51
Net operating income	$3.55	$3.19	$3.12	$3.03	$3.57	$12.94	$12.93
Funds from operations	$2.40	$1.97	$1.82	$1.74	$2.24	$7.95	$7.39

(1) Includes one center totaling 260,033 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Represents GLA of wholly owned operating properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date. Excludes GLA of properties for which their results are included in discontinued operations.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02



Debt Outstanding Summary (dollars in thousands)

As of December 31, 2002			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Lancaster, PA	$14,516	9.770%	04/10/05
Commerce I, GA	8,288	9.125%	09/10/05
Branson, MO	24,000	Libor + 1.75%	03/26/06
Commerce II, GA (1)	29,500	Libor + 1.75%	03/26/06
Dalton, GA	11,133	7.875%	04/01/09
Kittery I, ME	6,335	7.875%	04/01/09
San Marcos I, TX	18,910	7.875%	04/01/09
San Marcos II, TX	19,036	7.980%	04/01/09
West Branch, MI	7,067	7.875%	04/01/09
Williamsburg, IA	19,429	7.875%	04/01/09
Blowing Rock, NC	9,655	8.860%	09/01/10
Nags Head, NC	6,552	8.860%	09/01/10
Total mortgage debt	174,421		
Corporate debt			
Unsecured credit facilities	20,475	Libor + (1.60% to 1.75%)	06/30/04
1997 Senior unsecured notes	50,109	7.875%	10/24/04
2001 Senior unsecured notes	100,000	9.125%	02/15/08
Total corporate debt	170,584		
Total debt	$345,005		

(1) $25 million of this loan has been fixed until 01/27/03 at 7.72% through the use of an interest rate swap agreement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02



Future Scheduled Principal Payments (dollars in thousands)

As of December 31, 2002			
Year	Scheduled Amortization Payments	Balloon Payments	Total Scheduled Payments
2003	$2,519	--	$2,519
2004 (1)	2,740	70,584	73,324
2005	2,524	20,576	23,100
2006	2,168	53,500	55,668
2007	2,349	--	2,349
2008	2,545	100,000	102,545
2009	967	70,474	71,441
2010	181	13,878	14,059
2011	--	--	--
2012	--	--	--
2013 & thereafter	--	--	--
	$15,993	$329,012	$345,005

(1) Balloon payments in 2004 include $20,475 relating to amounts outstanding under the unsecured credit facilities.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02



Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6865
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
          3200 Northline Avenue
          Suite 360
          Greensboro, NC 27408

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/02

